11017496

*RCS 3/4

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH. DC
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 66185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** AND ENDING **DECEMBER 31, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

GWN SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

11440 NORTH JOG ROAD

(City)	(State)	(Zip Code)
PALM BEACH GARDENS,	**FLORIDA**	**33418**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY RITTMAN, V.P. and CFO **(561) – 472 - 2048**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *DENIS WALSH,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GWN SECURITIES, INC., as of DECEMBER 31, 2010,* are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Denis Walsh
Signature

President
Title

IRENE JUDITH YANNETT
Notary Public - State of Florida
My Comm. Expires Mar 12, 2013
Commission # DD 858229
Bonded Through National Notary Assn.

X Irene Judith Yannett
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of World Investment Network, Inc.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 1,584,513	$ 863,617
Commissions receivable	1,645,200	1,085,617
Deposit with clearing broker	25,000	25,000
Prepaid expenses	7,288	16,247
Equipment - net of accumulated depreciation of $49,205 and $22,190 (Note 2(e))	47,561	50,096
Deferred tax asset, net	239,268	149,966
Total assets	$ 3,548,830	$2,190,543
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Commissions payable	$ 1,440,425	$ 953,989
Accounts payable and accrued expenses	773,358	461,305
Income tax payable to the Parent	274,905	17,652
Total liabilities	2,488,688	1,432,946
Commitments and Contingencies (Notes 5 and 6)		
Stockholder's equity (Note 7)		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	636,273	636,273
Retained earnings	423,868	121,323
Total stockholder's equity	1,060,142	757,597
Total liabilities and stockholder's equity	$ 3,548,830	$2,190,543

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

GWN Securities, Inc. (The "Company") is a registered broker/dealer and investment advisor and a member firm of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue and Expense Recognition***
Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***
The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes enactment date.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) ***Depreciation and Amortization***
Equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life, which is three years. Total depreciation for the years ended December 31, 2010 and 2009 was $27,015 and $18,651, respectively.

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2010 and February 11, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Related Party Transactions

The Company paid $215,078 and $238,846 for each of the years ended December 31, 2010 and 2009, respectively, to the parent for rental of the office, furniture and equipment. The lease is month –to – month and may be canceled at any time.

The Company has a management agreement with an affiliate for management services. Amounts expensed under the agreement totaled $-0- for both the years ended December 31, 2010 and 2009.

Note 4- Income Taxes

Income tax expense (benefit) attributable to income (loss) from the operations consists of:

Years ended December 31, 2010:	Current	Deferred	Total
U.S. Federal	$ 234,725	$ (76,250)	$ 158,475
State and local	40,180	(13,052)	27,128
	$ 274,905	$ (89,302)	$ 185,603

Years ended December 31, 2009:	Current	Deferred	Total
U.S. Federal	$ 15,072	$ (6,438)	$ 8,634
State and local	2,580	(1,102)	1,478
	$ 17,652	$ (7,540)	$ 10,112

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income tax before taxes as follows:

Note 4- Income Taxes (continued)

	2010	2009
Tax expense (benefit) at statutory federal income tax rate	$ 165,972	$ 8,369
State income taxes, net of federal benefit	17,904	976
Other	1,727	767
	$ 185,603	$ 10,112

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2010 and 2009 were as follows:

	2010	2009
Deferred tax assets:		
Accrued expenses	$ 8,430	$ 7,715
Deferred revenue	245,670	156,393
Deferred lease incentive	-	-
Total deferred tax assets	254,100	164,108
Less valuation allowances	-	-
	254,100	164,108
Deferred tax liability:		
Depreciation	14,832	14,142
Total deferred tax liability	14,832	14,142
Net deferred tax asset	$ 239,268	$ 149,966

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Note 5 - Commitments and Contingencies

Litigation
The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $735,935, which was $570,022 in excess of its required net capital of $165,913. The Company's net capital ratio was 338.17%.

A copy of the Firm's statement of Financial Condition as of December 31, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
GWN Securities, Inc.
11440 North Jog Road
Palm Beach Gardens, FL 33418

Gentlemen:

We have audited the accompanying statements of financial condition of GWN Securities, Inc. (a wholly owned subsidiary of World Investment Network, Inc.) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GWN Securities, Inc. , as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY & FL)

New York, NY
February 11, 2011

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010